FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated September 5, 2005

MAGYAR TELEKOM TELECOMMUNICATIONS CO. LTD.
(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F.☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Magyar Telekom Investor Release

Contacts
Szabolcs Czenthe	Magyar Telekom IR	+36 1 458 0437
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
investor.relations@telekom.hu

Magyar Telekom Group announces change in management team

Budapest — September 5, 2005 — Magyar Telekom (Reuters: NYSE: MTA.N, BSE: MTEL.BU and Bloomberg: NYSE: MTA US, BSE: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces the departure of Mr. András Sugár, the Chief Executive Officer of T-Mobile Hungary.

After more than 10 years in the mobile telecommunication business, Mr. Sugár will leave T-Mobile Hungary by mutual agreement with effect from 6 September, 2005. Mr. Elek Straub, Chairman and CEO of Magyar Telekom and Chairman of T-Mobile Hungary’s Board of Directors, will be named acting CEO of T-Mobile Hungary with effect from 6 September.

Anrdás Sugár has made a tremendous contribution to Magyar Telekom Group over the years. His experience and industry knowledge have been instrumental in the development of the Hungarian mobile business.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGYAR TELEKOM
TELECOMMUNICATIONS CO. LTD.
(Registrant)

By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Director, Investor Relations

Date: September 5, 2005